

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: Deep Medicine Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on October 13, 2023**
> **File No. 333-273548**

Dear Humphrey P. Polanen:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Proposal No. 2: The Business Combination Proposal
Certain Unaudited Projected Financial Information, page 129

1. We note your revisions in response to prior comment 20 and reissue our comment. Please revise to discuss the sales of your products through retail outlets, which you continue to describe as "some of the largest in the world," as you do on page 129.

Opinion of Stanton Park, the Deep Medicine Board's Financial Advisor, page 133

2. We reissue prior comment 13. Please revise to disclose whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Ensure that your added disclosure addresses both the Comparable Transactions method and the Comparable Public Companies method. Further, for the Comparable Transactions method, please specify each of the 13 transactions chosen and clarify the

criteria the advisor used to select them. We note that for the Comparable Public Companies method, you specify on page 132 each of the 13 comparable public companies and why the advisor selected them. Refer to the second and third tables on page 133. Please identify the factors that suggest the EV/Revenue and EV/EBITDA valuation multiples for TruGolf in each of these tables. Finally, we note your revised disclosure that you used "revenue multiples" for each method, but you also disclose that you used both the "mean EV/Revenue and EV/EBITDA valuation multiples." Please revise to clarify this apparent discrepancy.

Notes to unaudited pro forma condensed combined financial information
3. Adjustments to unaudited pro forma condensed combined financial information
Adjustments to unaudited pro forma condensed combined balance sheet, page 162

3.   We note your response to prior comment 17. We note that footnote (3) to adjustment (A) no longer refers to the $0.95 million tail insurance premium for Deep Medicine's officer and directors; however, it is not clear why the adjustment of $2.35 million remains the same if the $0.95 million tail insurance premium is no longer included in the adjustment. Please clarify and revise your disclosure accordingly.

Executive and Director Compensation of TruGolf
Summary Compensation Table, page 232

4.   We note your filed Exhibits 10.14 and 10.15 and revisions in response to prior comment 7. It appears that on June 1, 2022, you granted to each of Mr. Adams and Mr. Larsen 1% of your stock. Please tell us why your Summary Compensation Table does not reflect these stock grants or revise.

Exhibit Index, page II-5

5.   We note your filed Exhibits 4.5-4.6 and 10.16-10.24 in response to prior comment 27. We further note that Greentree Financial Group, Inc., a member of your Sponsor, is one of the noteholders of your convertible notes. Please tell us why this relationship is not described in the "Background of the Business Combination" and "Certain Other Interests in the Business Combination" sections, and how this is consistent with your response to prior comment 14 in our letter dated August 25, 2023. Further, please refile these exhibits as final signed agreements. Finally, please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies pursuant to these agreements. Non-exclusive examples of areas where disclosure should be updated are as follows:
   • We note your disclosure on page 203 that "[i]n June 2022, we entered into two separate but identical $300,000" convertible notes. This appears inconsistent with Exhibits 10.17 and 10.21, which are dated April 2022 and May 2022, respectively. Please revise to clarify this apparent discrepancy.
   • We note your disclosure on page F-50 that the convertible notes include "292

warrants" that are "exercisable at $4,800 per share." This appears inconsistent with Exhibits 4.5 and 4.6, which include 350,000 Warrant Shares that are exercisable for $2 per share. Please revise to clarify this apparent discrepancy.

- We note your disclosures on page 203 that "[i]n March 2023, we extended each note's maturity to July 31, 2023 and increased each note's borrowing limit to $375,000." This appears inconsistent with Exhibits 10.18 and 10.23, effective as of April 2023, that extended each note's maturity date to July 31, 2023. We further note that Exhibit 10.23 increased the borrowing limit to $395,000. Please revise to clarify this apparent discrepancy.
- Please file the Warrant Cancellation Agreements, which you describe on pages F-54 and F-67.

Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lijia Sanchez